Business Intermediary Services
     1402 BB&T Building, Asheville, NC  28801
    Office (704)285-0018  Fax (704) 285-0071

               BUYER-BROKER AGREEMENT
April 16, 1997
PERSONAL AND CONFIDENTIAL

Mr. David A. Womick, President
Redneck Foods, Inc.
7 Stuyvesant
Asheville, NC 28803

Dear David:

This Agreement is made by and between BUSINESS INTERMEDIARY SERVICES, LTD., hereinafter referred to as "BIS" or "the Broker", and REDNECK FOODS, INC., hereinafter referred to as "REDNECK" or "the Purchaser". Purchaser hereby retains Broker for the purpose of locating businesses or properties to be purchased by Purchaser under terms and conditions acceptable to Purchaser. This Agreement will be in effect for a twenty-four (24) month period, commencing on the date of your acceptance. This Agreement will automatically continue unless terminated by either party by written notice at least thirty
(30) days prior to the expiration of the initial period or any extension(s) thereafter.

If REDNECK, or any other person acting for Purchaser or in Purchaser's behalf, purchases any businesses or properties during the life of this Agreement or within three (3) years thereafter, which was first presented or submitted to Purchaser by Broker during the life of this Agreement, and the description of which was submitted to Purchaser in writing, either personally or by mail posted prior to the termination date of this Agreement, REDNECK agrees to pay an Accomplishment Fee to BIS in certified check at closing.

If REDNECK, or any other person acting for Purchaser or in the Purchaser's behalf, obtains an option to purchase any such businesses or properties during the life of this contract or within three (3) years thereafter, which was first presented or submitted to Purchaser by Broker during the life of this contract, and the description of which has been submitted to Purchaser in writing, either in person or by mail posted prior to the termination date of the Agreement, Purchaser agrees to pay Broker 40% of the Accomplishment Fee that would have been earned by Broker if the Purchaser had purchased the business or property. The payment of the Accomplishment Fee shall be by certified check at the time the option is obtained. Purchaser further agrees to pay Broker the balance of the Accomplishment Fee in certified check when the Purchaser either exercises said option or purchases said business or property, or assigns said option.

BIS's Accomplishment Fee is based on a percentage of the Total Purchase Price paid by the Purchaser. The Accomplishment Fee structure is as follows:

5% of Total Purchase Price up to $1 million; plus
4% of Total Purchase Price between $1 million and $2 million; plus 3% of Total Purchase Price between $2 million and $3 million; plus 2% of Total Purchase Price between $3 million and $4 million; plus 1% of Total Purchase Price in excess of $4 million.

The Total Purchase Price for purposes of this Agreement shall be defined as, but not limited to, any cash, debt guarantees or assumptions, credit arrangements, assets, promissory notes, royalty agreements, employment agreements, covenants not to compete, or infusion of capital funds to the Company, or any other such agreements that are intended to convey value or benefits to the seller and/or the shareholder.

Purchaser recognizes and confirms in representing Purchaser, BIS will be using and relying upon information and data furnished to BIS by Seller, and BIS does not assume responsibility for the accuracy and completeness of the information. BIS will not undertake to independently verify the information, and will not make an appraisal of any individual assets owned by the Seller.

The parties hereto acknowledge that BIS is not licensed as a securities broker or dealer by any state or federal government agency. Notwithstanding such fact, however, it is agreed that if the transaction must be structured as a purchase of stock and/or other securities, then REDNECK shall pay BIS the Accomplishment Fee due hereunder for Financial Advisory Services and for procuring a seller, but not for the brokering of stock and/or any other securities.



If the foregoing is in accordance with your understanding, please so indicate by signing and returning to us the duplicate copy of this letter.
We look forward to being of service to you. Sincerely,


BUSINESS INTERMEDIARY SERVICES, LTD.
Erich K. Schmid, CBI President

EKS/tim

CONFIRMED AND ACCEPTED on this 16 day of April, 1997 REDNECK FOODS, INC. David A. Womick President